Filed Pursuant to Rule 433

Registration Statement No. 333-231751

THE TORONTO-DOMINION BANK

US$1,250,000,000 0.750% SENIOR MEDIUM-TERM NOTES, SERIES C, DUE 2026

FINAL TERM SHEET

DATED JANUARY 4, 2021

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated January 4, 2021 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 18, 2019 and the caption “Description of the Debt Securities” in the Prospectus dated June 18, 2019.

Issuer:	The Toronto-Dominion Bank

Issue:	0.750% Senior Medium-Term Notes, Series C, due 2026 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: Aa3 (outlook: stable) / Standard & Poor’s: A (outlook: stable)

Principal Amount:	US$1,250,000,000

Issue Price:	99.853% plus accrued interest, if any, from January 6, 2021

Trade Date:	January 4, 2021

Settlement Date (T+2):	January 6, 2021

Maturity Date:	January 6, 2026

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Interest Rate:	0.750%

Treasury Benchmark:	UST 0.375% due December 31, 2025

Treasury Benchmark Price:	100-04

Treasury Benchmark Yield:	0.350%

Spread to Treasury Benchmark:	+43 basis points

Re-Offer Yield:	0.780%

Commissions:	0.350%

Interest Payment Dates:	Semi-annually on January 6 and July 6 of each year, beginning on July 6, 2021.

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Day Count Fraction:	30 / 360

Canadian Bail-in Provisions:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Bail-inable Debt Securities” in the accompanying prospectus supplement and base prospectus.

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer:

In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes, in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes—Redemption for Tax Reasons” in the pricing supplement.

The Issuer may also redeem the Notes, at its option, as a whole or in part at any time and from time to time, prior to maturity, after giving not less than 15 nor more than 45 calendar days’ notice to the holders of the Notes at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the Make-Whole Amount (as defined in the pricing supplement dated January 4, 2021), with respect to such Notes at a rate equal to the sum of the Treasury Rate (as defined in the pricing supplement) plus 10 basis points. Accrued but unpaid interest will be payable to, but excluding, the redemption date. See “Terms of the Notes—Optional Redemption” in the pricing supplement.

Concurrent Offerings:

US$1,150,000,000 0.250% Senior Medium-Term Notes, Series C, due 2023 and US$600,000,000 Floating Rate Senior Medium-Term Notes, Series C, due 2023.

The settlement of the Notes is not contingent on the settlement of the concurrent offerings.

Listing:	None

Joint Bookrunners:	TD Securities (USA) LLC Goldman Sachs & Co. LLC BofA Securities, Inc. Deutsche Bank Securities Inc. SG Americas Securities, LLC

Co-Managers:	Danske Markets Inc. ING Financial Markets LLC Intesa Sanpaolo S.p.A. Rabo Securities USA, Inc. Academy Securities, Inc. Great Pacific Securities R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

CUSIP / ISIN:	89114QCP1 / US89114QCP19

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Goldman Sachs & Co. LLC at 1-866-471-2526, BofA Securities, Inc. at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611 or SG Americas Securities, LLC at 1-855-881-2108.